Exhibit 11

Mark H. Bailey, M.Sc., P.Geo.

MINEFINDERS CORPORATION LTD.

2288 - 1177 West Hastings Street Vancouver, B.C., V6E 2K3

Telephone: (604) 687-6263

Facsimile: (604) 687-6267

CONSENT OF EXPERT

March 10, 2009

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Northwest Territories

Registrar of Securities, Nunavut

Registrar of Securities, Yukon

United States Securities and Exchange Commission

Re:

Annual Information Form dated March 10, 2009 (the “Annual Information Form”) of Minefinders Corporation Inc. (the “Company”).

I refer to technical information developed by the Company, the preparation of which I supervised in my capacity as a "qualified person" as defined in NI 43-101, that is contained in news releases and technical reports issued by the Company on various dates (the "Technical Information") as referenced in the Annual Information Form and documents incorporated by reference therein.

This letter is being filed as my consent to the use of my name and the Technical Information in the Annual Information Form and in documents incorporated by reference therein.

I confirm that I have read the Annual Information Form and I have no reason to believe that there are any misrepresentations that are derived from the Technical Information referred to above or that are within my knowledge as a result of the work I performed in connection with such Technical Information.

I consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company's Form 40-F dated March 10, 2009, and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company's Form F-10, to incorporate the Company's Form 40-F dated March 10, 2009.

Yours truly,

/s/ Mark H. Bailey

Mark H. Bailey